PROVIDENT™

Provident Financial Holdings, Inc.

September 30, 2004

www. myprovident.com

Provident Financial Holdings, Inc.

Safe-Harbor Statement

This presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. The Company's actual results, performance, or achievements may differ materially from those suggested, expressed, or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, interest rates, the California real estate market, competitive conditions between banks and non-bank financial services providers, regulatory changes, and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended June 30, 2004. Forward-looking statements are effective only as of the date that they are made and the Company assumes no obligation to update this information.

PROVIDENT
Provident Financial Holdings, Inc.

Market Highlights

Provident Financial Holdings, Inc.	
Nasdaq NM:	PROV
Share price:	$29.00
52-week range:	$20.01 - $29.58
Shares outstanding	6,993,029 shares
Market cap:	$202.8 million
P/E (ttm):	13.18
EPS (ttm):	$2.20
Annual div & yield:	$0.40 (1.38%)
Div distribution date:	10-Sep-04
Div record date:	17-Aug-04
As of September 30, 2004.	

PROVIDENT
Provident Financial Holdings, Inc.

Organizational Chart


Provident Financial Holdings (Holding Company)
Mortgage Banking (Provident Bank Mortgage)
Provident Bank
Community Banking (Provident Bank)
Provident Financial Corp
Real Estate Operations

PROV Overview

Regional Banking Services Company Based in the Inland Empire Area of Southern California

- Strong organic growth rate
- Expanding customer base and market
- Strong mortgage operations
- Outstanding asset quality
- Largest independent community bank headquartered in Riverside County, California

PROV Overview

Provident Financial Holdings, Inc.

Southern California


San Luis Obispo
Kern
San Bernardino
Santa Barbara
Ventura
Los Angeles
Orange
San Diego
Imperial

Provident Bank

Full Service Offices:

- Blythe
- Canyon Crest, Riverside
- Corona
- Corporate Office, Riverside
- Downtown, Riverside
- Hemet
- Moreno Valley
- Orangecrest, Riverside
- Rancho Mirage
- Redlands
- Sun City
- Temecula

Provident Bank Mortgage

Wholesale Office:

- Rancho Cucamonga

Retail Offices:

- Call Center, Riverside
- City of Industry
- Corona
- Fullerton
- Glendora
- La Quinta
- Rancho Mirage
- Riverside
- Torrance

Provident Financial Holdings, Inc.

Attractive Inland Empire Market

- Here the biggest entry is No. 2 Riverside-San Bernardino, a region with more than 3 million people east of Los Angeles. In many ways, the region, known as the Inland-Empire, is the polar opposite of places like San Jose -- its economic drivers are mundane industries such as housing construction, warehousing, and diversified manufacturing

Source: Inc. Magazine, March 2004, "Top 25 Cities for Doing Business in America."

- In July, nearly one-third of the roughly 33,000 homes purchased in Southern California were in Riverside and San Bernardino counties, a record, according to DataQuick Information Systems a La Jolla firm that compiles monthly housing statistics

Source: Los Angeles Times, August 19,2004.

- With a 2004 population of nearly 3.7 million people living in 1.1 million households, the area is growing by 2.8 percent per year, more than twice the U.S. annual population growth rate of 1.2 percent

Source: Western Real Estate Business, August 2004.

Business Strategy

Provident Financial Holdings, Inc.

Holding Company

- Prudent share repurchase program
- Prudent cash dividend policy

Provident Bank

- Asset growth - loans vs. investments
- Loan portfolio mix - “preferred loans” vs. single-family loans
- Deposit growth vs. wholesale funding
- Deposit mix - transaction accounts vs. CDs

Provident Bank Mortgage

- Loan origination mix - retail vs. wholesale
  purchase vs. refinance
- High margin products - e.g. seconds, alt-A fixed and alt-A adjustable loans vs. all other loans

Provident Financial Holdings, Inc.

PROV Highlights

Financial Position:	As of 09/30/2004	As of 06/30/2003
Total assets ……………………..	$ 1.45 billion	$ 1.26 billion
Loans held for investment …….	$ 956.5 million	$ 744.2 million
Deposits ………………………..	$ 874.8 million	$ 754.1 million
Equity ……………………………	$ 112.1 million	$ 106.9 million
Tangible equity …………………	$ 111.9 million	$ 106.7 million

Financial Results:	Quarter Ended 09/30/2004	Quarter Ended 06/30/2003
Net income ……………………..	$ 4.3 million	$ 4.7 million
Return on average equity ……..	15.35%	18.19%
Return on average assets …….	1.24%	1.54%
Net interest margin …………….	3.03%	2.91%
Efficiency ratio ………………….	47.43%	47.27%
Total loan originations …………	$ 521.2 million	$ 545.9 million
Provident Bank ………………	$ 84.9 million	$ 62.6 million
Provident Bank Mortgage ….	$ 436.3 million	$ 483.3 million

Quarterly Net Income


(In millions)
$5.0
$4.5
$4.0
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$-
$4.7
$3.6
$3.1
$4.1
$4.3
$4.3
06/03
09/03
12/03
03/04
06/04
09/04
(Quarter Ended)

Provident Financial Holdings, Inc.

Pre-Tax Income - Operating Segments


(In millions)
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$ -
$5.0
$2.9
$3.2
$2.9
$2.6
$2.8
$2.7
$4.4
$4.2
$3.9
$4.5
$3.3
06/03
09/03
12/03
03/04
06/04
09/04
(Quarter Ended)
Community Banking
Mortgage Banking

Provident Financial Holdings, Inc.

Quarterly Net Interest Income


(In millions)
15% C.A.G.R.*
$10.0
$9.5
$9.0
$8.5
$8.0
$7.5
$8.4
$8.4
$8.8
$9.6
$9.4
$10.0
06/03
09/03
12/03
03/04
06/04
09/04
(Quarter Ended)

* C.A.G.R. - Compound annual growth rate from the quarter ended 06/30/03 through 09/30/04.

Provident Financial Holdings, Inc.

Non-Interest Income


(In millions)
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$ -
$1.6
$5.2
$1.5
$3.2
$1.4
$2.7
$1.3
$3.6
$1.6
$4.8
$1.7
$4.4
06/03
09/03
12/03
03/04
06/04
09/04
(Quarter Ended)
Gain on Sale of Loans
Other Fees

Operating Expenses



(In millions)
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$-
$7.2
$7.0
$7.2
$7.0
$7.6
$7.6
06/03
09/03
12/03
03/04
06/04
09/04
(Quarter Ended)

Net Interest Margin


3.10%
3.05%
3.00%
2.95%
2.90%
2.85%
2.80%
2.75%
2.91%
2.88%
2.95%
3.09%
2.95%
3.03%
06/03
09/03
12/03
03/04
06/04
09/04
(Quarter Ended)

G&A to Average Assets

Provident Financial Holdings, Inc.



2.35%
2.30%
2.25%
2.20%
2.15%
2.10%
2.05%
2.00%
2.34%
2.30%
2.31%
2.12%
2.28%
2.22%
06/03
09/03
12/03
03/04
06/04
09/04
(Quarter Ended)

Efficiency Ratio

Provident Financial Holdings, Inc.



56.00%
54.00%
52.00%
50.00%
48.00%
46.00%
44.00%
42.00%
47.27%
53.13%
55.92%
48.12%
48.02%
47.43%
06/03
09/03
12/03
03/04
06/04
09/04
(Quarter Ended)

Provident Financial Holdings, Inc.

Return on Average Assets



1.54%
1.18%
0.99%
1.25%
1.29%
1.24%
1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
06/03
09/03
12/03
03/04
06/04
09/04
(Quarter Ended)

Provident Financial Holdings, Inc.

Return on Average Equity



20.00%
18.00%
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
18.19%
13.84%
11.90%
15.33%
15.47%
15.35%
06/03
09/03
12/03
03/04
06/04
09/04
(Quarter Ended)

Diluted Earnings per Share



$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$ -
$0.63
$0.49
$0.43
$0.57
$0.60
$0.60
06/03
09/03
12/03
03/04
06/04
09/04
(Quarter Ended)

Book Value per Share



10% C.A.G.R.*
$16.50
$16.00
$15.50
$15.00
$14.50
$14.00
$13.50
$13.00
$14.29
$14.26
$14.31
$14.28
$14.55
$14.52
$15.26
$15.24
$15.51
$15.49
$16.03
$16.01
06/03
09/03
12/03
03/04
06/04
09/04
(Quarter Ended)
Book Value per Share
Tangible Book Value per Share

* C.A.G.R. - Compound annual growth rate from the quarter ended 06/30/03 through 09/30/04.

PROVIDENT
Provident Financial Holdings, Inc.

Community Banking

PROVIDENT Bank™

More like you every day.

Total Assets



12% C.A.G.R.*
(In millions)
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$ -
$1,262
$1,162
$1,298
$1,374
$1,319
$1,446
06/03
09/03
12/03
03/04
06/04
09/04
(Quarter Ended)

* C.A.G.R. - Compound annual growth rate from the quarter ended 06/30/03 through 09/30/04.

Loan to Investment Mix



(In millions)
$1,400
$1,200
$1,000
$800
$600
$400
$200
$ -
$297
$744
$236
$788
$291
$870
$277
$881
$253
$863
$269
$957
22% C.A.G.R.*
06/03
09/03
12/03
03/04
06/04
09/04
(Quarter Ended)
Loans Held for Investment
Investment Securities

* C.A.G.R. - Compound annual growth rate of Loans Held for Investment from 06/30/03 through 09/30/04.

Provident Bank Loan Originations ("Preferred Loans")

Provident Financial Holdings, Inc.



(In millions)
$90
$80
$70
$60
$50
$40
$30
$20
$10
$ -
28% C.A.G.R.*
$63
$51
$57
$67
$72
$85
06/03
09/03
12/03
03/04
06/04
09/04
(Quarter Ended)

* C.A.G.R. - Compound annual growth rate of quarterly origination volume from 06/30/03 through 09/30/04.

Loan Portfolio Mix
(Loans Held for Investment)

Provident Financial Holdings, Inc.


(In millions)
$700
$600
$500
$400
$300
$200
$100
$ -
$672
$272
$13
As of 09/30/2004
Single-Family
"Preferred Loans"
Other
(In millions)
$600
$500
$400
$300
$200
$100
$ -
$525
$212
$7
As of 06/30/2003
Single-Family
"Preferred Loans"
Other

Provident Financial Holdings, Inc.

Asset Quality

Non-Performing Assets ("NPA") & NPA to Total Assets



$3,000
$2,500
$2,000
$1,500
$1,000
$500
$-
($ in thousands)
0.30%
0.25%
0.20%
0.15%
0.10%
0.05%
0.00%
(Percentage)

	06/03	09/03	12/03	03/04	06/04	09/04
Non-Performing Assets	$2,025	$1,415	$2,497	$1,509	$1,085	$1,074
NPA to Total Assets	0.16%	0.12%	0.19%	0.11%	0.08%	0.07%

PROVIDENT
Provident Financial Holdings, Inc.

Transaction Accounts, CDs & Borrowings



(In millions)
$1,400
$1,200
$1,000
$800
$600
$400
$200
$ -
$368
$244
$357
$385
$325
$426
$291
$273
$253
$281
$290
$331
$463
$518
$557
$564
$561
$544
14% C.A.G.R.*
06/03
09/03
12/03
03/04
06/04
09/04
(Quarter Ended)
Transaction Accounts
CDs
Borrowings

* C.A.G.R. - Compound annual growth rate of Transaction Accounts from the quarter ended 06/30/04 through 09/30/04.

Deposit Composition


(In millions)
As of 09/30/2004
$350
$300
$250
$200
$150
$100
$50
$ -
$331
$331
$121
$47
$45
CD's
Savings
Interest Checking
Money Market
Non-Interest Checking


(In millions)
As of 06/30/2003
$300
$250
$200
$150
$100
$50
$ -
$291
$272
$99
$48
$44
CD's
Savings
Interest Checking
Money Market
Non-Interest Checking

PROVIDENT
Provident Financial Holdings, Inc.

Mortgage Banking

PROVIDENT
Bank Mortgage™

Faster funded home loans.

Provident Financial Holdings, Inc.

Provident Bank Mortgage Loan Originations


(In millions)
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$ -
$93
$390
$126
$343
$138
$189
$71
$247
$74
$314
$145
$291
06/03
09/03
12/03
03/04
06/04
09/04
(Quarter Ended)
Saleable
Portfolio

PBM Purchase vs. Refinance



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Refinance (%)
Purchase (%)

	06/03	09/03	12/03	03/04	06/04	09/04
Refinance	61%	55%	38%	47%	42%	32%
Purchase	39%	45%	62%	53%	58%	68%

(Quarter Ended)

Provident Financial Holdings, Inc.

PBM Retail vs. Wholesale



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Wholesale (%)
Retail (%)

	06/03	09/03	12/03	03/04	06/04	09/04
Wholesale	56%	57%	66%	59%	61%	73%
Retail	44%	43%	34%	41%	39%	27%

(Quarter Ended)

"Low Margin" vs. "High Margin" Products


(In millions)
$350
$300
$250
$200
$150
$100
$50
$ -
$317
$73
$279
$64
$121
$68
$127
$120
$126
$188
$74
$217
06/03
09/03
12/03
03/04
06/04
09/04
(Quarter Ended)
"Low Margin" Products
"High Margin" Products

Gain on Sale Margin



1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
1.29%
1.14%
1.54%
1.17%*
1.54%
1.53%
06/03
09/03
12/03
03/04
06/04
09/04
(Quarter Ended)

* Implemented SEC Staff Accounting Bulletin No. 105, “Application of Accounting Principles to Loan Commitments.”

Provident Financial Holdings, Inc.

Capital Management

Stockholders' Equity



(In millions)
$112
$110
$108
$106
$104
$102
$100
$98
$96
$107
$102
$105
$110
$110
$112
06/03
09/03
12/03
03/04
06/04
09/04
(Quarter Ended)

Provident Financial Holdings, Inc.

Share Repurchase Program



400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
-
(# of Shares)

	06/03	09/03	12/03	03/04	06/04	06/04
Shares Repurchased	22,500	371,100	0	25,000	116,669	110,000
Average Cost per Share	$20.03	$20.15	$0.00	$23.65	$24.03	$23.23

(Quarter Ended)

Cash Dividend per Share


$0.10
$0.09
$0.08
$0.07
$0.06
$0.05
$0.04
$0.03
$0.02
$0.01
$ -
$0.03
$0.07
$0.07
$0.10
$0.10
$0.10
06/03
09/03
12/03
03/04
06/04
09/04
(Quarter Ended)

Provident Financial Holdings, Inc.

Consolidated Capital Ratio


9.00%
8.80%
8.60%
8.40%
8.20%
8.00%
7.80%
7.60%
7.40%
7.20%
8.47%
8.45%
8.81%
8.80%
8.10%
8.09%
8.00%
7.99%
8.34%
8.33%
7.75%
7.74%
06/03
09/03
12/03
03/04
06/04
09/04
(Quarter Ended)
Equity to Assets
Tangible Equity to Assets

Bank Capital Ratio


Tier 1 Core Capital Ratio
7.40%
7.20%
7.00%
6.80%
6.60%
6.40%
6.20%
6.00%
6.50%
7.24%
6.62%
6.43%
6.90%
6.43%
06/03
09/03
12/03
03/04
06/04
09/04
(Quarter Ended)

Provident Financial Holdings, Inc.

Stock Performance



$160
$150
$140
$130
$120
$110
$100
$90

	Mar 2003	Jun 2003	Sep 2003	Dec 2003	Mar 2004	Jun 2004	Aug 2004
PROV	$100	$104	$107	$129	$140	$128	$129
Nasdaq Bank Index	$100	$114	$119	$133	$136	$136	$138
Nasdaq Stock Index	$100	$121	$133	$149	$148	$152	$137

Assumes that the value of the investment in the Company's Common Stock and in each Index was $100 on June 30, 2003 and that all dividends were reinvested.

PROVIDENT™

Provident Financial Holdings, Inc.

PROV™

NASDAQ

LISTED

www.myprovident.com